Exhibit 10.3

EMPLOYMENT AGREEMENT

THIS AGREEMENT is made as of the 10th day of December 2020, among LINKBANCORP, Inc., a Pennsylvania Corporation (the “Corporation”), and The Gratz Bank, a Commonwealth of Pennsylvania chartered bank (the “Bank”), and Wesley M. Weymers, a Pennsylvania resident (“Executive”).

WITNESSETH:

WHEREAS, the Corporation, LINKBANK, a Pennsylvania-chartered bank and wholly-owned subsidiary of the Corporation (“LINKBANK”), GNB Financial Services, Inc., a Pennsylvania corporation (“GNB”), and the Bank, a wholly-owned subsidiary of GNB, have entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, at the Effective Time (as that term is defined in the Merger Agreement), and subject to and upon the terms and conditions of the Merger Agreement, GNB will merge with and into the Corporation, with the Corporation surviving, and immediately thereafter, LINKBANK will merge with and into the Bank, with the Bank surviving;

WHEREAS, Executive is currently an employee of GNB and the Bank and is a party to that certain Employment Agreement with GNB and the Bank, dated as of December 12, 2018, as amended on June 10, 2020 (the “Existing Agreement”);

WHEREAS, the Corporation and the Bank desire to employ Executive as Executive Chairman of the Board of the Bank, and Executive desires to serve as Executive Chairman of the Bank;

WHEREAS, concurrently with the execution of the Merger Agreement, the Corporation, the Bank and Executive desire to enter into this Agreement; and

WHEREAS, the Corporation, the Bank and Executive by this Agreement shall declare as null and void the Existing Agreement.

AGREEMENT:

NOW, THEREFORE, in consideration of the covenants hereinafter set forth, and intending to be legally bound hereby, the Parties agree, effective the date hereof, as follows:

1. Employment. The Bank and the Corporation hereby employ Executive and Executive hereby accepts employment with the Bank and the Corporation, under the terms and conditions set forth in this Agreement, effective from and after the Effective Time; provided, however, that in the event the Effective Time does not occur or the Merger Agreement is otherwise terminated, this Agreement shall thereupon become null and void.

2. Duties of Executive. Executive shall serve as the Executive Chairman of the Board of the Bank, reporting only to the Chief Executive Officer of the Bank and the Corporation. Executive shall have such other duties and hold such other title, as may be provided by the bylaws of the Bank and the Corporation and as may be given to him from time to time by the Boards of Directors of the Bank and the Corporation (collectively, the “Boards”) provided that such duties are consistent with Executive’s position as Executive Chairman of the Board of the Bank.

3. Employment in Other Employment. Except as provided herein, Executive shall devote all of his working time, ability and attention to the business of the Bank and the Corporation and/or their subsidiaries or affiliates, during the term of this Agreement. Executive shall notify the Chief Executive Officer of the Bank and the Corporation in writing before Executive engages in any other business or commercial duties or pursuit including but not limited to directorships of other companies. Under no circumstances may Executive engage in any business or commercial activities, duties or pursuits which compete with the business or commercial activities of the Bank and the Corporation and/or any of their respective subsidiaries or affiliates nor may Executive serve as a director or officer or in any other capacity in a company which competes with the Bank and the Corporation and/or any of their respective subsidiaries or affiliates. Executive shall not be precluded, however, from engaging in voluntary or philanthropic endeavors, from engaging in activities designed to maintain and improve his professional skills, or from engaging in activities incident or necessary to personal investments, so long as they are not in conflict with or detrimental to Executive’s rendition of services on behalf of the Bank and the Corporation and/or any of their respective subsidiaries or affiliates.

Executive is currently serving on the board of the Pennsylvania Bankers Association (the “PBA”), with the prior knowledge and consent of the Corporation and the Bank. Executive will be the Chairman of the PBA from July 1, 2021 until June 30, 2022 and the Immediate Past Chairman from July 1, 2022 until June 30, 2023. The Bank and the Corporation understand Executive’s positions with the PBA may require additional time of Executive. The Corporation and the Bank recognize and support Executive’s service with and for the PBA which provides direct benefits to and on behalf of the Corporation and the Bank. As such, the Corporation and the Bank agree to pay for Executive and his spouse’s reasonable travel, lodging and business entertainment expenses incurred as a result of his service to the PBA, which are not otherwise paid by the PBA.

4. Term of Agreement.

(a) The term of Executive’s employment under this Agreement shall commence as of the Effective Time and shall continue through March 6, 2024 (“the “Employment Period”) unless mutually extended by the parties to this Agreement.

(b) Notwithstanding the provisions of Section 4(a) of this Agreement, the Bank and the Corporation may terminate Executive’s employment at any time with or without Cause (as defined herein) upon written notice from the Boards to Executive. As used in this Agreement, “Cause” shall mean any of the following:

(i)

Executive’s conviction of or plea of guilty or nolo contendere to a felony, a crime of falsehood or a crime involving moral turpitude, or the actual incarceration of Executive for a period of ten (10) consecutive days or more;

(ii)

Executive’s failure to follow the good faith lawful instructions of the Boards, after written notice from the Bank and the Corporation and a failure to cure such violation within thirty (30) days of said written notice;

(iii)

Executive’s willful failure to substantially perform Executive’s duties to the Bank and the Corporation, other than a failure resulting from Executive’s incapacity because of physical or mental illness, as provided in subsection (d) of this Section 4, after written notice from the Bank and the Corporation and a failure to cure such violation within thirty (30) days of said written notice;

(iv)

Executive’s intentional violation of the provisions of this Agreement, after written notice from the Bank and the Corporation and a failure to cure such violation within thirty (30) days of said written notice;

(v)

dishonesty or gross negligence of Executive in the performance of his duties; provided Executive shall be given written notice from the Bank and the Corporation of the alleged gross negligence and thirty (30) days in which to cure such violation, if such violation is curable;

(vi)

Executive’s removal or prohibition from being an institutional-affiliated party by a final order of an appropriate federal or state banking agency pursuant to Section 8(e) or 8(g) of the Federal Deposit Insurance Act or any other federal or state regulation;

(vii)	Executive’s breach of fiduciary duty involving personal gain;

(viii)

unlawful harassment by Executive against employees, customers, business associates, contractors, or vendors of the Bank and the Corporation which results or may be reasonably expected to result in material liability to the Bank and the Corporation, as determined by the affirmative vote of two-thirds (2/3) of the disinterested independent members of the Boards, following an investigation of the claims by a third party unrelated to the Bank and the Corporation chosen by Executive and the Bank and the Corporation;

(ix)

the willful violation by Executive of the provisions of Sections 8, 9, or 10 hereof after notice from the Bank and the Corporation and a failure to cure such violation within thirty (30) days of said notice;

(x)	the willful violation by Executive of any law, rule or regulation governing banks or bank officers or any final cease and desist order issued by a bank regulatory authority;

(xi)	theft or abuse by Executive of the Bank’s or the Corporation’s property or the property of the Bank’s or the Corporation’s customers, employees, contractors, vendors, or business associates;

(xii)	any act of fraud, misappropriation or personal dishonesty by Executive;

(xiii)

conduct by Executive as determined by an affirmative vote of seventy-five percent (75%) of the disinterested members of the Boards which brings public discredit to the Bank and the Corporation and which results or may be reasonably expected to result in material financial or other harm to the Bank and the Corporation;

(xiv)

insubordination by Executive as determined by an affirmative vote of seventy-five percent (75%) of the Boards, after written notice from the Bank and the Corporation and a failure to cure such violation within thirty (30) days of said written notice; or

(xv)

the existence of any material conflict between the interests of the Bank and the Corporation and Executive that is not disclosed in writing by Executive to the Bank and the Corporation and approved in writing by the Boards.

Before taking any action under any subparagraphs above, Executive shall be entitled to appear before the Boards and present Executive’s position as to any issues about which Executive has been notified by the Boards in writing. Such appearance shall be within a reasonable period of time following written notice to Executive of the issues but in no event longer than thirty (30) days after the date of said written notice.

If Executive’s employment with the Bank and the Corporation is terminated for Cause, all of Executive’s rights under this Agreement shall cease as of the effective date of such termination, except for the right to receive the Accrued Benefits (as defined herein) and the rights under Section 20 hereof with respect to arbitration. As used in this Agreement, “Accrued Benefits” means (i) accrued but unpaid salary through the effective date of termination, (ii) a pro-rated bonus under Section 5(b), which shall be determined based on the number of days that Executive was employed by the Bank and the Corporation during the applicable calendar year; provided, however, that Executive shall only be entitled to receive a pro-rated bonus if his employment is involuntarily terminated by the Bank and the Corporation without Cause or Executive resigns for Good Reason, (iii) any accrued but unused vacation time as of the effective date of termination, to the extent required by applicable law or the terms of any paid time-off policy of the Bank or the Corporation in effect from time to time, (iv) unreimbursed expenses (if any), in accordance with the expense reimbursement policies and procedures of the Bank and the Corporation in effect from time to time, (v) any vested benefits under the SERP as defined in Section 5(f), and (vi) other payments, entitlements or benefits, if any, in accordance with terms of the applicable plans, programs, arrangements or other agreements of the Bank and the Corporation (other than any severance plan or policy) as to which Executive held rights to such payments, entitlements or benefits, whether as a participant, beneficiary or otherwise on the date of termination.

(c) Notwithstanding the provisions of Section 4(a) of this Agreement, Executive may terminate his employment for Good Reason. The term “Good Reason” shall mean (i) the assignment of duties and responsibilities inconsistent with Executive’s status as Executive

Chairman of the Bank, (ii) a reassignment which requires Executive to move his principal residence or his office more than fifty (50) miles from the Bank’s and the Corporation’s principal executive office immediately prior to the Effective Time, (iii) any removal of Executive from office or any adverse change in the terms and conditions of Executive’s employment, except for any termination of the Executive’s employment for Cause, (iv) any reduction in Executive’s Annual Base Salary as in effect as of the Effective Time or as the same may be increased from time to time, (v) any failure of the Bank and the Corporation to provide Executive with benefits at least as favorable as those enjoyed by Executive during the Employment Period under any of the pension (including 401(k)), life insurance, medical, health and accident, disability or other employee benefit plans of the Bank and the Corporation, or the taking of any action that would materially reduce any of such benefits unless such reduction is part of a reduction applicable to all employees, or (vi) any failure by the Bank and the Corporation to require any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the businesses and/or assets of the Bank and the Corporation to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Bank and the Corporation would be required to perform it if no such succession had taken place.

In order to terminate his employment for Good Reason, Executive must, within ninety (90) days of the occurrence of any of the foregoing events, provide notice to the Bank and the Corporation of the existence of the “Good Reason” condition and provide the Bank and the Corporation thirty (30) days in which to cure such condition. In the event that the Bank and/or the Corporation do not cure the condition within thirty (30) days of such notice, Executive may resign from employment for “Good Reason” within sixty (60) days of the end of the foregoing cure period by written notice (the “Notice of Termination”) delivered to the Bank and the Corporation.

(d) Notwithstanding the provisions of Section 4(a) of this Agreement, Executive’s employment with the Bank and the Corporation shall terminate automatically upon his death, and the Bank and the Corporation may terminate employee’s employment due to his Disability (as defined herein) provided Executive has been disabled for twelve months. If Executive’s employment with the Bank and the Corporation terminates due to his death or Disability, all of Executive’s rights under this Agreement shall cease as of the date of such termination, except for the right to receive the Accrued Benefits. For purposes of this Agreement, the term “Disability” shall mean that Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve months.

(e) Notwithstanding the provision of Section 4(a) of this Agreement, Executive may terminate his employment without Good Reason, in which case all of Executive’s rights under this Agreement shall cease as of the effective date of such termination, except for the right to receive the Accrued Benefits and rights under Section 20 hereof with respect to arbitration.

(f) Executive agrees that in the event his employment under this Agreement is terminated, Executive shall resign as a director of the Bank and the Corporation, or any affiliate or subsidiary thereof, if he is then serving as a director of any such entities.

(g) Executive agrees that in the event his employment under this Agreement terminates as a result of the expiration of the Employment Period, the Bank and the Corporation shall have no further obligation under this Agreement, other than payment to Executive of the Accrued Benefits, as of the date of the expiration of this Agreement or until Executive voluntarily terminates his employment, whichever occurs earlier.

5. Employment Period Compensation.

(a) Annual Base Salary. For services performed by Executive under this Agreement, the Bank and the Corporation shall pay Executive an annual base salary during the Employment Period at the rate of THREE HUNDRED THOUSAND and 00/100 ($300,000.00) DOLLARS, per year, plus any raises approved by the Boards (the “Annual Base Salary”), minus applicable withholdings and deductions, payable at the same times as salaries are payable to other executive employees of the Bank and the Corporation. The term Annual Base Salary as utilized in this Agreement shall refer to Executive’s annual base salary as then in effect.

(b) Bonus. For services performed by Executive under this Agreement, the Bank and the Corporation may, from time to time, pay a bonus or bonuses to Executive as the Bank and the Corporation, in their sole discretion, deem appropriate. The payment of any such bonuses shall not reduce or otherwise affect any other obligation of the Bank and the Corporation to Executive provided for in this Agreement. Without limiting the generality of the foregoing, with respect to each calendar year that ends during the Employment Period, commencing with calendar year 2021, Executive shall be entitled to receive a minimum annual bonus equal to $50,000, which bonus shall be paid to Executive on the first Wednesday in December of the year in which the bonus was earned. In the event Executive’s employment is involuntarily terminated by the Bank and the Corporation without Cause or Executive resigns for Good Reason, such bonus shall be paid to Executive on a pro rata basis, which shall be determined based on the number of days that Executive was employed by the Bank and the Corporation during the applicable calendar year.

(c) Retention Bonuses.

(i)	Executive shall be paid a retention bonus equal to $300,000, which shall be payable in a lump sum within five (5) days following the date on which the Effective Time occurs.

(ii)

Executive shall be paid a retention bonus equal to $200,000, which shall be payable in a lump sum on the first anniversary of the date on which the Effective Time occurs, subject to Executive’s continued employment with the Bank and the Corporation through such date, except as otherwise provided in Sections 6 and 7.

(iii)

Executive shall be paid a retention bonus equal to $200,000, which shall be payable in a lump sum on the second anniversary of the date on which the Effective Time occurs, subject to Executive’s continued employment with the Bank and the Corporation through such date, except as otherwise provided in Sections 6 and 7.

(iv)

Executive shall be paid a retention bonus equal to $167,190, which shall be payable in a lump sum on March 6, 2024, subject to Executive’s continued employment with the Bank and the Corporation through such date, except as otherwise provided in Sections 6 and 7. The retention bonuses referred to in subsections (ii), (iii) and (iv) of this Section 5(c) are hereinafter collectively referred to as the “Retention Bonuses.”

(d) Stock Option Grants. As soon as reasonably practicable following the Effective Time, Executive shall be granted an award of incentive stock options under the LINKBANCORP 2019 Equity Incentive Plan (the “2019 Incentive Plan”), which stock option award shall represent the right to purchase 7,000 shares of common stock of the Corporation. On or promptly following each of the first and second anniversaries of the date on which the Effective Time occurs, Executive shall be granted an award of incentive stock options under the 2019 Incentive Plan. Each such stock option award shall represent the right to purchase 7,000 shares of common stock of the Corporation. The exercise price per share for each of the foregoing stock option awards shall be established by the Boards (or a committee thereof). The foregoing stock option awards shall each vest at a rate of 20% on each of the first five anniversaries of the applicable grant date, subject to the terms and conditions of the 2019 Incentive Plan and the underlying award agreement. Notwithstanding the previous sentence, the options granted under this provision shall fully vest in accordance with the terms of the 2019 Incentive Plan.

(e) Paid Time-off. During the term of this Agreement, Executive shall be entitled to paid time-off in accordance with the manner and amount provided under the paid time-off plan currently in effect and approved by the Boards; provided, however, Executive shall receive no less than twenty-three (23) days of paid time-off per year.

(f) SERP. The Corporation and the Bank acknowledge that the Bank and Executive are parties to an executive supplemental retirement plan dated July 27, 2012, as amended (“SERP”). The Corporation and the Bank agree not to terminate the SERP and agree to execute an amendment providing that the SERP will fully vest in the event Executive’s employment is involuntarily terminated by the Bank and the Corporation without Cause, Executive’s employment terminates as a result of the expiration of the Employment Period, or Executive resigns for Good Reason.

(g) Employee Benefit Plans. During the term of this Agreement, Executive shall be entitled to participate in or receive the benefits of any employee benefit plan currently in effect at the Bank and the Corporation, subject to the terms of said plan, until such time that the Boards authorize a change in such benefits. The Bank and the Corporation shall not make any changes in such plans or benefits which would adversely affect Executive’s benefits thereunder, unless such change occurs pursuant to a program applicable to all executive officers of the Bank and the Corporation and does not result in a proportionately greater adverse change in the rights of or benefits to Executive as compared with any other executive officer of the Bank and the Corporation. Nothing paid to Executive under any plan or arrangement presently in effect or made available in the future shall be deemed to be in lieu of the salary payable to Executive pursuant to Section 5(a) hereof.

(h) Expenses. During the term of this Agreement, Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred in carrying out his duties under this Agreement, which are properly accounted for, in accordance with the policies and procedures established by the Boards for executive officers of the Bank and the Corporation.

(i) Death Benefits Prior to Normal Retirement. The Corporation and the Bank acknowledge and agree that during Executive’s employment with the Corporation and the Bank, they shall continue to maintain the $250,000 life insurance policy that was purchased on Executive’s behalf through the Leitzel’s Insurance Agency. The Corporation and the Bank acknowledge that Executive participates in a group life insurance plan maintained by the Bank, which provides for a death benefit equal to two times Executive’s annual base salary. In the event that Executive dies prior to the termination of his employment or retirement from the Corporation and the Bank, the Corporation and the Bank shall pay Executive’s spouse or such other designated beneficiary in the event Executive’s spouse predeceases Executive, an amount equal to the difference between (i) two times Executive’s annual base salary and (ii) the cap provided for in such group life insurance plan, which, for the avoidance of doubt, is currently $327,000. In the event of Executive’s retirement or termination of employment, to replace the loss of the death benefit provided in this paragraph, an amount equal to $350,000 shall be paid to Executive in a lump sum amount within thirty (30) days after Executive’s termination of employment or retirement, subject to proper compliance with the provisions of Section 409A.

(j) Vehicle Allowance. During the term of this Agreement, Executive shall receive as a vehicle allowance and reimbursement of expenses, ONE THOUSAND AND 00/100 ($1,000.00) DOLLARS, per month, payable monthly, in consideration of the use of his personal vehicle.

6. Termination of Employment Following a Change in Control.

(a) If a Change in Control (as defined in Section 6(c) of this Agreement) shall occur and Executive’s employment is involuntarily terminated by the Bank and the Corporation without Cause or Executive resigns for Good Reason, in each case within one hundred eighty (180) days of the Change in Control, Executive shall be entitled to receive his Accrued Benefits and a lump sum payment equal to the sum of (i) 2.99 times his Annual Base Salary and (ii) the aggregate amount of all unpaid Retention Bonuses, if any, which shall be paid to Executive within sixty (60) days following the date of his termination of employment. In addition, for a period of 2.99 years from the date of termination of employment, or until Executive secures substantially similar benefits through other employment, whichever shall first occur, Executive shall receive a continuation of all life, disability, medical insurance and other normal health and welfare benefits in effect with respect to Executive during the 2.99 years prior to his termination of employment. If the Bank and the Corporation cannot provide such benefits because Executive is no longer an employee, the Bank and the Corporation shall reimburse Executive in an amount equal to the monthly premium paid by him to obtain substantially similar health and welfare employee benefits which he enjoyed prior to termination, which reimbursement shall continue until the expiration of 2.99 years from the date of termination of employment or until Executive secures substantially similar benefits through other employment, whichever shall first occur, subject to Code Section 409A if applicable.

Notwithstanding any provision of this Agreement to the contrary, Executive shall forfeit his rights to receive the payments and benefits set forth in Section 6(a) unless he executes a general release of claims in favor of the Bank and the Corporation in a form to be provided by the Bank and the Corporation, and such release becomes effective and irrevocable in accordance with its terms, on or before the date that is sixty (60) days after Executive’s termination of employment.

Notwithstanding any provision of this Agreement to the contrary, if any benefit or payment hereunder would be treated as a “parachute payment” under Code Section 280G, the Bank and the Corporation shall reduce such benefit or payment to the extent necessary to avoid treating such benefit or payment as a parachute payment. Executive shall be entitled to only the reduced benefit or payment and shall forfeit any amount over and above the reduced amount.

(b) Executive shall not be required to mitigate the amount of any payment provided for in this Section 6 by seeking other employment or otherwise. Unless otherwise agreed to in writing, the amount of payment or the benefit provided for in this Section 6 shall not be reduced by any compensation earned by Executive as the result of employment by another employer or by reason of Executive’s receipt of or right to receive any retirement or other benefits after the date of termination of employment or otherwise.

(c) As used in this Agreement, “Change in Control” shall mean:

(i)

any “person” or more than one person acting as a group (as such term is defined in Section 409A of the Code and any Internal Revenue Guidance and regulations under Section 409A of the Code), other than the Bank and the Corporation or any “person” who on the date hereof is a director or officer of the Bank and the Corporation, acquires ownership of stock of the Corporation or the Bank, together with stock held by such person constitutes more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Corporation or the Bank; or

(ii)

any “person” or more than one person acting as a group (as such term is defined in Section 409A of the Code and any Internal Revenue Guidance and regulations under Section 409A of the Code), acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Corporation or the Bank possessing thirty percent (30%) or more of the total voting power of the stock of the Corporation or the Bank; or

(iii)

a majority of the members of the Corporation’s Board of Directors is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the Corporation’s Board of Directors before the date of the appointment or election.

7. Rights in Event of Termination of Employment Absent Change in Control.

(a) In the event that Executive’s employment is involuntarily terminated by the Bank and the Corporation without Cause or Executive resigns for Good Reason, in each case other than within one hundred eighty (180) days of a Change in Control, then the Bank and the Corporation shall pay Executive his Accrued Benefits plus a lump sum payment equal to the sum of (i) 2.99 times his Annual Base Salary and (ii) the aggregate amount if all unpaid Retention Bonuses, if any, which shall be paid to Executive within sixty (60) days following the date of his termination of employment. In addition, for a period of 2.99 years from the date of termination of employment, or until Executive secures substantially similar benefits through other employment, whichever shall first occur, Executive shall receive a continuation of all life, disability, medical insurance and other normal health and welfare benefits in effect with respect to Executive during the 2.99 years prior to his termination of employment if the Bank and the Corporation cannot provide such benefits because Executive is no longer an employee, the Bank and the Corporation shall reimburse Executive in an amount equal to the monthly premium paid by him to obtain substantially similar health and welfare employee benefits which he enjoyed prior to termination, which reimbursement shall continue until the expiration of 2.99 years from the date of termination of employment or until Executive secures substantially similar benefits through other employment, whichever shall first occur, subject to Code Section 409A if applicable.

Notwithstanding any provision of this Agreement to the contrary, Executive shall forfeit his rights to receive the payments and benefits set forth in Section 7(a) unless he executes a general release of claims in favor of the Bank and the Corporation in a form to be provided by the Bank and the Corporation, and such release becomes effective and irrevocable in accordance with its terms, on or before the date that is sixty (60) days after Executive’s termination of employment.

(b) Executive shall not be required to mitigate the amount of any payment provided for in this Section 7 by seeking other employment or otherwise. Unless otherwise agreed to in writing, the amount of payment or the benefit provided for in this Section 7 shall not be reduced by any compensation earned by Executive as the result of employment by another employer or by reason of Executive’s receipt of or right to receive any retirement or other benefits after the date of termination of employment or otherwise.

8. Covenant Not to Compete.

(a) Executive hereby acknowledges and recognizes the highly competitive nature of the business of the Bank and the Corporation and accordingly agrees that, during and for the applicable period set forth in Section 8(c) hereof, Executive shall not, except as otherwise permitted in writing by the Bank and the Corporation:

(i)

be engaged, directly or indirectly, either for his own account or as agent, consultant, employee, partner, officer, director, proprietor, investor (except as an investor owning less than 5% of the stock of a publicly owned company) or otherwise of any person, firm, corporation or enterprise engaged in (1) the banking (including bank and corporation holding company) or financial services industry, or (2) any other activity in which the Bank and the Corporation or any of their respective affiliates are engaged during the Employment Period, and remain so engaged at the end of the Employment Period, within a thirty (30) mile radius of the Bank’s main office located at 32 West Market Street, Gratz, Pennsylvania (the “Non-Competition Area”); or

(ii)

provide financial or other assistance to any person, firm, corporation or enterprise engaged in (1) the banking (including bank and corporation holding company) or financial services industry, or (2) any other activity in which the Bank and the Corporation or any of its affiliates are engaged during the Employment Period, in the Non-Competition Area; or

(iii)

directly or indirectly solicit persons or entities who were customers or referral sources of the Bank and the Corporation or their respective affiliates within one year of Executive’s termination of employment, to a become customer or referral source of a person or entity other than the Bank and the Corporation or their respective affiliates; or

(iv)

directly or indirectly solicit employees of the Bank and the Corporation or their respective affiliates who were employed within one year of Executive’s termination of employment to work for anyone other than the Bank and the Corporation or their respective affiliates.

(b) It is expressly understood and agreed that, although Executive and the Bank and the Corporation consider the restrictions contained in Section 8(a) hereof reasonable for the purpose of preserving for the Bank and the Corporation and their respective subsidiaries their good will and other proprietary rights, if a final judicial determination is made by a court having jurisdiction that the time or territory or any other restriction contained in Section 8(a) hereof is an unreasonable or otherwise unenforceable restriction against Executive, the provisions of Section 8(a) hereof shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such other extent as such court may judicially determine or indicate to be reasonable.

(c) The provisions of this Section 8 shall be applicable, commencing on the Effective Time and ending as follows:

(i)

if Executive’s employment terminates as a result of the expiration of the Employment Period or if Executive voluntarily terminates his employment without Good Reason, the second anniversary date of the effective date of termination of employment; or

(ii)

if Executive’s employment terminates in accordance with the provisions of Section 4(b) of this Agreement (relating to termination with or without Cause), the second anniversary date of the effective date of termination of employment; or

(iii)	if Executive terminates his employment in accordance with Section 4(c) (relating to Good Reason termination), the second anniversary date of the effective date of termination of employment.

9. Unauthorized Disclosure. During the term of his employment hereunder, or at any later time, Executive shall not, without the written consent of the Boards or a person authorized thereby, knowingly disclose to any person, other than an employee of the Bank and the Corporation or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by Executive of his duties as an executive of the Bank and the Corporation, any material confidential information obtained by him while in the employ of the Bank and the Corporation with respect to any of the Bank’s and the Corporation’s services, products, improvements, formulas, designs or styles, processes, customers, methods of business or any business practices the disclosure of which could be or will be damaging to the Bank and the Corporation; provided, however, that confidential information shall not include any information known generally to the public (other than as a result of unauthorized disclosure by Executive or any person with the assistance, consent or direction of Executive) or any information of a type not otherwise considered confidential by persons engaged in the same business or a business similar to that conducted by the Bank and the Corporation or any information that must be disclosed as required by law.

10. Work Made for Hire. Any work performed by Executive under this Agreement should be considered a “Work Made for Hire” as the phrase is defined by the U.S. patent laws and shall be owned by and for the express benefit of the Bank and the Corporation and their respective subsidiaries and affiliates. In the event it should be established that such work does not qualify as a Work Made for Hire, Executive agrees to and does hereby assign to the Bank and the Corporation, and their respective affiliates and subsidiaries, all of his rights, title, and/or interest in such work product, including, but not limited to, all copyrights, patents, trademarks, and propriety rights.

11. Return of Company Property and Documents. Executive agrees that, at the time of termination of his employment, regardless of the reason for termination, he will deliver to the Bank and the Corporation and their respective subsidiaries and affiliates, any and all company property, including, but not limited to, keys, security codes or passes, mobile telephones, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, software programs, equipment, other documents or property, or reproductions of any of the aforementioned items developed or obtained by Executive during the course of his employment.

12. Liability Insurance. The Bank and the Corporation shall obtain liability insurance coverage for Executive under an insurance policy with similar terms as that which is currently covering officers and directors of the Bank and the Corporation against lawsuits, arbitrations or other legal or regulatory proceedings.

13. Withholding. Any payments provided for hereunder shall be reduced by any taxes or other amounts required to be withheld by the Bank and the Corporation, and any benefits provided hereunder shall be subject to taxation if and to the extent provided, from time to time under applicable employment or income tax laws or similar statutes or other provisions of law then in effect.

14. Section 409A.

(a) The provisions of this Agreement and any payments made herein are intended to comply with, and should be interpreted consistent with, the requirements of Section 409A of the Code and any related regulations or other effective guidance promulgated thereunder (collectively, “Section 409A”). If any provision of this Agreement or any payment made hereunder fails to meet the requirements of Section 409A, neither the Bank, the Corporation nor any of their respective affiliates shall have any liability for any tax, penalty or interest imposed on Executive by Section 409A, and Executive shall have no recourse against the Bank, the Corporation or any of their respective affiliates for payment of any such tax, penalty, or interest imposed by Section 409A.

(b) Each installment payment payable under this Agreement shall be treated as a separate payment as defined under Treasury Regulation §1.409A-2(b)(2). If Executive is a “specified employee” (as determined under the Bank’s and the Corporation’s policy for identifying specified employees) on the date of Executive’s “separation from service” (within the meaning of Section 409A) and if any portion of any severance amount payable hereunder would be considered “deferred compensation” under Section 409A, such portion shall not be paid on any date prior to the first business day after the date that is six months following Executive’s separation from service. The first payment that can be made shall include the cumulative amount of any amounts that could not be paid during such six-month period. Notwithstanding the foregoing, payments delayed pursuant to this six-month delay requirement shall commence earlier in the event of Executive’s death prior to the end of the six-month period.

(c) Section 409A prohibits reimbursement payments from being made any later than the end of the calendar year following the calendar year in which the applicable expense is incurred or paid. Also under Section 409A, (i) the amount of expenses eligible for reimbursement during any calendar year may not affect the amount of expenses eligible for reimbursement in any other calendar year, and (ii) the right to reimbursement cannot be subject to liquidation or exchange for another benefit.

15. Notices. Except as otherwise provided in this Agreement, any notice required or permitted to be given under this Agreement shall be deemed properly given if writing and if mailed by registered or certified mail, postage prepaid with return receipt requested, to Executive’s residence, in the case of notices to Executive, and to the principal Executive offices of the Bank and the Corporation, in the case of notices to the Bank and the Corporation.

16. Waiver. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Executive and an executive officer specifically designated by the Boards. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

17. Assignment. This Agreement shall not be assignable by any party, except by the Bank and the Corporation to any successor in interest to their respective businesses.

18. Entire Agreement. This Agreement supersedes any and all agreements, either oral or in writing, between the parties with respect to the employment of Executive by the Bank and the Corporation, including, without limitation, the Existing Agreement, and this Agreement contains all the covenants and agreements between the parties with respect to employment.

19. Successors, Binding Agreement.

(a) The Bank and the Corporation will require any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the businesses and/or assets of the Bank and the Corporation to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Bank and the Corporation would be required to perform it if no such succession had taken place. Failure by the Bank and the Corporation to obtain such assumption and agreement prior to the effectiveness of any such succession shall constitute a breach of this Agreement. As used in this Agreement, “the Bank and the Corporation” shall mean the Bank and the Corporation, as defined previously and any successor to their respective businesses and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law or otherwise.

(b) This Agreement shall inure to the benefit of and be enforceable by Executive’s personal or legal representatives, executors, administrators, heirs, distributees, devisees and legatees. If Executive should die after a Notice of Termination is delivered by Executive, or following termination of Executive’s employment without Cause, and any amounts would be payable to Executive under this Agreement if Executive had continued to live, all such amounts shall be paid in accordance with the terms of this Agreement to Executive’s devisee, legatee, or other designee, or, if there is no such designee, to Executive’s estate.

20. Arbitration. The Bank and the Corporation and Executive recognize that in the event a dispute should arise between them concerning the interpretation or implementation of this Agreement, lengthy and expensive litigation will not afford a practical resolution of the issues within a reasonable period of time. Consequently, each party agrees that all disputes, disagreements and questions of interpretation concerning this Agreement (except for any enforcement sought with respect to Sections 8, 9, 10 or 11 which may be litigated in court, including an action for injunction or other relief) are to be submitted for resolution, in Gratz, Pennsylvania, to the American Arbitration Association (the “Association”) in accordance with the Association’s National Rules for the Resolution of Employment Disputes or other applicable rules then in effect (“Rules”). The Bank and the Corporation or Executive may initiate an arbitration proceeding at any time by giving notice to the other in accordance with the Rules. The Bank and the Corporation and Executive may, as a matter of right, mutually agree on the appointment of a particular arbitrator from the Association’s pool. The arbitrator shall not be bound by the rules of evidence and procedure of the Courts of the Commonwealth of Pennsylvania but shall be bound by the substantive law applicable to this Agreement. The decision of the arbitrator, absent fraud, duress, incompetence or gross and obvious error of fact, shall be final and binding upon the parties and shall be enforceable in courts of proper jurisdiction. Following written notice of a request for arbitration, the Bank and the Corporation and Executive shall be entitled to an injunction restraining all further proceedings in any pending or subsequently filed litigation concerning this Agreement, except as otherwise provided herein or any enforcement sought with respect to this Agreement, except as otherwise provided herein or any enforcement sought with respect to Sections 8, 9, 10 or 11 of this Agreement, including an action for injunction or other relief.

21. Tail Insurance. Upon Executive’s termination of employment, the Corporation and the Bank agree to continue to maintain officer and director liability insurance which would cover Executive for the time in which he provided services for the Corporation and the Bank in such capacities.

22. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

23. Applicable Law. This Agreement shall be governed by and construed in accordance with the domestic, internal laws of the Commonwealth of Pennsylvania, without regard to its conflicts of laws principles.

24. Headings. The section headings of this Agreement are for convenience only and shall not control or affect the meaning or construction or limit the scope or intent of any of the provisions of this Agreement.

25. Rescission. This Agreement nullifies, rescinds and declares void the Existing Agreement. This Agreement supersedes and is the controlling document for the Executive’s relationship with the Corporation and the Bank.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ATTEST:	LINKBANCORP, Inc.

/s/ Carl Lundblad	/s/ Andrew Samuel
Andrew Samuel, CEO

ATTEST:	The Gratz Bank

/s/ Rebekah M. Stiely	/s/ Joseph Michetti, Jr.
Joseph Michetti, Jr., Chairman

WITNESS

/s/ Rebekah M. Stiely	/s/ Wesley M. Weymers
Wesley M. Weymers

[Signature Page to Employment Agreement]